Exhibit 4.15.1

CONFIDENTIAL

LEASE AGREEMENT

Lessor	Stichting Incubator Utrecht Yalelaan 40 3584 CM UTRECHT

Lessee	Merus B.V. Padualaan 8 3584 CH Utrecht The Netherlands

Object	Yalelaan 62, 3584 CM, in Utrecht

Lease period	5 years

Lease commencement date	1 November 2016

Lease notice period	12 months

End date	31 October 2021

Bank guarantee	3 months rent

Extension options	automatic extension

Annual lease (base price)	€ 434,150.60 (also see Article 4.1)

Taxed lease	yes, as of lease commencement date

Indexation	annual, for the first time as of 1 July 2017

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LEASE AGREEMENT FOR OFFICE SPACE

AND LABORATORY SPACE

WHEREAS:

The LSI on the Yalelaan is intended primarily to accommodate life sciences companies (objective);

Given the aforementioned objective, various companies can be accommodated on each floor;

These companies must share the joint facilities, such as the toilets and pantry present on their floor, among other things;

Office and laboratory space in the LSI are offered at market conditions, taking into account the European Regional Development Fund (ERDF) subsidy provided;

Where appropriate, specific and individual agreements will be made with start-up life science companies, including with regard to the lease price, any discount, lease period and notice period.

THE UNDERSIGNED

Stichting Incubator Utrecht, having its registered address and having offices at 3584 CM Utrecht, at Yalelaan 40, and legally represented in this matter by its Director, Oscar Schoots, hereinafter to be called “Lessor”,

AND

Merus B.V., having its registered office at 6534 AB Nijmegen and having offices at 3584 CH Utrecht at Padualaan 8, and legally represented in this matter by Mr Ton Logtenberg and Ms Shelley J. Margetson, jointly.

hereinafter to be called “Lessee”,

registered in the trade register in Amsterdam under Chamber of Commerce No. 30189136, VAT (Value Added Tax) number NL812247413B01.

HAVE AGREED

This lease agreement replaces the agreement dated 22 April 2016

The leased object, purpose

1.1	Lessor leases to Lessee and Lessee leases from Lessor specific spaces in the new multi-tenant business building to be delivered known as LSI (located at Yalelaan 62, 3584 CM, Utrecht), these being the spaces on the third (3rd) and fourth (4th) floors numbered 3.01 through 3.15 and 4.01 through 4.15 (offices) and 3.16 through 3.28 and 4.16 through 4.19 (laboratories), hereinafter called “the Leased Object”, situated at Yalelaan in Utrecht, including the shared use of common areas including entrance, service entrance and atrium (LSI ground floor), lifts, the hallway pantry and toilets on the same floor, the service building behind the LSI and the bicycle shed (basement of the Alexander Numan building) at Yalelaan 40-60 in Utrecht and further indicated on the drawing attached to this agreement and signed by parties, which drawing is part of this agreement.

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1.2	The leased object will only be used by or on account of Lessee for the purpose of laboratory space with associated office space.

1.3	The Lessee is prohibited from giving the leased object a purpose other than what is described in 1.2 without prior written consent from Lessor.

1.4	The highest permissible load on the floors of the leased object is 500 kg/m².

Conditions

2.1	The “GENERAL PROVISIONS OF THE LEASE AGREEMENT FOR OFFICE SPACE and LABORATORY SPACE”, hereinafter to be called “General Provisions”, are part of this agreement. The content of these General Provisions is known to parties. Lessee and Lessor have received one copy of the General Provisions as Appendix to this agreement.

2.2	The General Provisions to which 2.1 refers are completely applicable except insofar as they are explicitly deviated from in this agreement and any appendices, in which case this agreement and any appendices prevail, or if application of the General Provisions is not possible with regard to the leased object.

Term, start, extension and termination

3.1	This agreement has been entered into for the term of five (5) years, starting on 1 November 2016 and running until 31 October 2021. Cancellation must occur 12 months before the expiration of the lease period. If the agreement is extended in accordance with 3.2, then cancellation must occur six months before the expiration of the lease period.

3.2	After the expiration of the cancellation option stated in 3.1, if no cancellation has occurred, the agreement will be tacitly extended for a new period of two (2) years each time. In the event of cancellation, Lessee agrees that the Leased Object will be evacuated and clean and free of use and usage rights as of the relevant date.

3.3	Premature termination of this agreement is only possible by mutual consent. In the event that Lessee and Lessor mutually consent to terminate the agreement prematurely, Lessee will then in any event pay to Lessor the remainder of the Tenant Share of Adjustments (as stated under 4.1 and 4.6) until the end of this agreement’s duration, the details of such a remuneration to be then specified and recorded in mutual consultation. In any event, a lump sum payment of the remainder of the Tenant Share of Adjustments will suffice as remuneration.

3.4	In the event of an acquisition of the majority of the Lessee’s shares by a third party under “at arm’s-length” conditions, Lessee is entitled, once, during 3 (three) months after aforementioned share transfer, to prematurely terminate this agreement with due observance of a notice period of 12 months.

3.5	Cancellation or premature termination must be done by bailiff’s writ or registered letter.

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Lease price, VAT, lease price adjustment, payment obligation, payment period

4.1	The annual base lease price of the leased object amounts to € 434,150.60, excluding Tenant Share of Adjustments, VAT and service costs. In addition to the aforementioned base lease price, Lessee receives extra discounts on the base lease price, decreasing each year as shown in the schedule below. Insofar as the lease in the first quarter, or upon cancellation in the last quarter, does not concern a full quarter, the amount to be paid for the first and last quarter, respectively, will be adjusted proportionally.

PAYMENT SCHEDULE 5-year lease contract		Year 1		Year 2		Year 3		Year 4
(all amounts in Euros, 2016 price level)
base lease price on an annual basis at start		434.150,60		434.150,60		434.150,60		434.150,60
base lease price per quarter at start		108.537,65		108.537,65		108.537,65		108.537,65
discount on lease price	30%	-32.561,30	20%	-21.707,53	10%	-10.853,77	0%	0,00
lease price per quarter including discount		75.976,36		86.830,12		97.683,89		108.537,65
share of tenant adjustments (estimate)		33.947,08		33.947,08		33.947,08		33.947,08
lease VAT and tenant adjustments	21%	23.083,92		25.363,21		27.642,50		29.921,79
subtotal 1		133.007,35		146.140,41		159.273,46		172.406,52
advance payment service costs per quarter (20% of the base lease price)	20%	21.707,53		21.707,53		21.707,53		21.707,53
service costs VAT	21%	4.558,58		4.558,58		4.558,58		4.558,58
subtotal 2		26.266,11		26.266,11		26.266,11		26.266,11
total to be paid before start of quarter
(subtotal 1 + subtotal 2)		159.273,46		172.406,52		185.539,58		198.672,63

4.2	Parties agree that Lessor will charge VAT on the lease price. If a lease charged with VAT is not agreed upon, Lessee owes to Lessor, in addition to the lease price, a separate remuneration to compensate for the disadvantage that Lessor and/or its legal successor(s) suffer or will suffer because the VAT on the Lessor’s investments and operating costs are not (or no longer) deductible. What is stated in 19.1 through 19.9 of the General Provisions will not apply in that case.

4.3	If parties have agreed to a lease charged with VAT, Lessee and Lessor make use of the option, based on Notification 45, decision of 24 March 1999, no. VB 99/571, to waive the submission of a joint request for a lease charged with VAT. By signing the lease agreement, Lessee declares, also on behalf of Lessor’s legal successor(s), that it will continue to use the leased object or will ensure that leased object continues to be used for purposes for which a full or practically full right to deduction of VAT exists based on Article 15 of the Value Added Tax Act of 1968.

4.4	The lease price will be adjusted on an annual basis each 1 July, for the first time effective 1 July 2017, in accordance with General Provisions 9.1 through 9.4.

4.5	The remuneration that Lessee owes for additional supplies and services to be provided by or on account of Lessor will be specified in accordance with Article 16 General Provisions and Article 5 of this agreement. A system of advance payments with later settlement will be applied to this remuneration, as indicated there.

4.6	The Lessee’s payment obligation consists of:

a.	the lease price;

b.	the VAT owed on the lease price if parties have agreed to a lease charged with VAT;

c.	the advance payment on the remuneration for the additional supplies and services to be provided by or on account of Lessor with the corresponding VAT owed;

d.	a remuneration called the “Tenant Share of Adjustments” estimate, due to the Leased Object adjustments commissioned by Lessor upon Lessee’s request for Lessee’s benefit. This Tenant Share of Adjustments regards the investment costs and financing expenses settled over a period of five years. For the avoidance of doubt, the Tenant Share of Adjustments under 4.6d consists of an estimate at the time of signing this agreement. Based on the adjustment requests and cost estimates already made in consultation with Lessee, as well as an agreed-upon distribution of costs between the Lessee and Lessor, the final costs per Tenant will be known definitively after negotiated calls for tenders and selection. An amendment with the final calculation of Tenant Share of Adjustments will then be added to this agreement. Parties hereby acknowledge that the costs may be higher, by no more than 20%, or lower than estimated.

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4.7	For each payment period of 3 (three) calendar months, to be paid in advance each quarter.

4.8	The periodic payments to be made by Lessee to Lessor based on this lease agreement are due in Euros in one amount to be paid in advance as shown in 4.7. Lessor sends Lessee an invoice for each period for this purpose.

4.9	Lessee may at any time pay Lessor the remainder of the Tenant Share of Adjustments (as stated under 4.1 and 4.6) until the end of this agreement’s duration by means of a lump sum. The redemption value is then the sum of the number of remaining quarters multiplied by the quarterly Tenant Share of Adjustments amount with a discount of 5%.

4.10	Unless stated otherwise, all of the amounts in this lease agreement and General Provisions that are part of this agreement are listed excluding VAT.

Supplies and services

5.	As additional supplies and services to be provided by or on account of Lessor, parties agree that, in accordance with Article 16 of the General Provisions, the advance payment for service costs amounts to 20% of the base lease price (without discount) at the start of the lease agreement, € 21,707.53 per quarter, to be increased with VAT, to be paid in full via advance payment at the time of payment of the lease price.

•	heat supply

•	electricity supply in the leased object and the general areas

•	water supply (water for business and drinking purposes and demineralised water)

•	supply of additional cooling

•	maintenance and periodic control of heating

and/or air treatment installation(s)

same, lift installation(s)

•	same, hydrophone [sic] installation

•	same, window cleaning installation

•	same, fire alarm, building security, automatic fault report system and emergency power installations

•	cleaning costs for the common areas, lifts, façade, outside of the windows as well as the awnings, windows in common areas, patios, parking garage and/or lot, offices and laboratories in accordance with sufficient standard

•	waste processing costs for normal business waste (with the exception of specific lab waste such as chemical waste, specific hospital waste, GMO [Genetically Modified Organism] waste)

•	surveillance/security costs

•	reception services costs

•	catering facility costs

•	insurance premium for exterior windows

•	sewer rights

•	user OZB (onroerendezaakbelasting [property tax])

•	retention and maintenance of environmental licence (Wabo (Wet algemene bepalingen omgevingsrecht [Environmental Licensing Act]))

•	administration costs of 5% over the supplies and services ticked off above

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Bank guarantee

6.1	In accordance with 12.1 of the General Provisions, Lessee will provide a bank guarantee for 3 (three) months lease. The amount of the bank guarantee specified in 12.1 is hereby established between parties at € 108,537.65. The bank guarantee will be provided to Lessor prior to the final commencement date of the lease.

Manager

7.1	Until Lessor communicates otherwise, the following shall act as Manager: Lessor.

Special provisions

Indemnification

8.1	Lessee indemnifies Lessor for each liability regarding ARBO (Health and Safety) requirements related to the intended use or intended layout.

Other facilities

8.2	Lessee can use the Lessor’s present infrastructure for the data and telecommunications facilities and for that purpose, must make agreements with Lessor and the University of Utrecht, ITS (Information and Technology Services) Board. If desired, Lessee can also use the service provided by the University of Utrecht Facilities Service Centre (FSC) for items such as the cleaning of the leased object, security (connecting the leased object’s break-in alarm and the alarms on refrigerators/freezers and the like with the control centre), waste disposal, doorman services and the like. Lessee will make these agreements directly with the FSC and also settle the costs directly with the FSC, unless agreed upon otherwise with Lessor.

Condition of delivery

8.3	The leased object will be delivered all at once time with partitioning walls, ceilings, lighting, flooring and fixed furnishings, as indicated on the attached agreement drawings (being the final drawings including the Lessee’s requirements). Offices equipped with climate control per grid size of 3.60 m for a maximum of three fully occupied workspaces. If Lessee purchases and will install biohazard cabinets or microbiological safety cabinets, then these must satisfy the NEN-EN 12469 standard or its replacement. The Lessee may not apply any changes to the finishes and fixed layout of the spaces (being the walls, acid cabinets, lab islands, flooring and awnings) without prior consultation and without written consent from the Lessor. In the event that Lessee wants to apply adjustments, parties will meet in consultation. Lessor will not withhold consent for adjustment requests on unreasonable grounds and will explain its reasoning in writing insofar as these are not permitted. Upon termination of the lease agreement, Lessee must deliver the Leased Object in accordance with the agreement drawings.

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Parking

8.4	Lessee has option to lease a limited number of exclusive parking spaces on the adjacent terrain for € 700.00 per parking space per year. Lessee also has the option to purchase parking passes from the UU at the applicable rate for access to parking spaces in the Veterinary Medicine quadrant. The total of the parking passes may not exceed the municipal parking standard (0.7 per 100 m² gross floor area). Parking prices to be increased by VAT and price level starting in 2017 to be adjusted in accordance with Articles 9.1 through 9.4 General Provisions. Visitors may use the parking spaces purchased by Lessee. There is an additional option, when available, to request a visitor parking space for a visitor via the Lessor.

Utilisation

8.5	Lessee is obligated utilise the Leased Object with care, in accordance with the objective specified for this purpose in 1.2, with sufficiently skilled personnel and management, taking into account the Lessor’s interests. Lessee ensures that the utilisation of the Leased Object will always be in accordance with all of the applicable (legal) regulations, which also include those of the municipality and the owner of the land (leaseholder).

Visitors

8.6	Lessee will ensure that the Lessee’s visitors do not make their way around in the premises without a Lessee escort. Lessee will also ensure that visitors are only allowed in that part of the building to which this agreement is applicable, being the Leased Object as described in Article 1.1.

Liability

8.7	In addition to Article 11 General Provisions, Lessee is liable—if Lessee, in the execution of its business and/or profession, uses or possesses a resource and/or substance, of which it is known that this has properties such that it constitutes a serious hazard to persons or items—for the corresponding consequences.

In any event, special hazards of a serious nature include substances that are explosive, oxidising, flammable, highly flammable or extremely flammable, toxic or highly toxic or contagious or highly contagious according to the criteria and methods established pursuant to the Environmentally Hazardous Substances Act. Lessee is liable for all direct and indirect damage that the Lessor and the other tenants in the premises may suffer as a consequence of the realisation of the hazard.

In addition to Article 11 General Provisions, in the event of any defects to the Object and Leased Object upon delivery and after delivery due to negligence or demonstrable fault on the part of Lessor, Lessor is liable for damage demonstrably suffered, up to a maximum of the annual base lease price.

8.8	Lessee indemnifies Lessor for third party claims, also including the other tenants in the premises of which the leased object is part and the government, regarding damage that is the direct or indirect consequence of the Lessee’s use of hazardous substances.

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Insurance

8.9	Lessee has a liability insurance which covers, at a minimum, the damage for which Lessee is liable based on the legal provisions regarding liability, including, without being limited to, environmental liabilities and the risk liability in the context of the use or possession of hazardous substances, or Lessee is obligated to develop the required activities in order to obtain such a liability insurance.

Usage requirements

8.10	Lessee is familiar with the current purpose of the Leased Object and qualitative obligations and fire brigade requirements. Lessee will observe and comply with all public and private law requirements, including those qualitative obligations applicable to the Leased Object, the zoning plan applicable at any time, permits and safety requirements from the government, fire brigade and other authorised agencies. The failure to comply with these requirements will not in any way be at the Lessor’s expense.

Permits

8.11	Lessee itself must provide for the acquisition of the required permits, with the exception of the construction permit and other (municipal) permits to be granted to Lessor for the design according to attached drawings and the environmental licence (Wabo) as stated in Article 8.14. Lessee must act in accordance with the provisions in these permits. It must also follow any guidelines issued by the Lessor.

Lessee must maintain adequate administration regarding the required permits. Lessor is entitled to inspect this administration. Insofar as deemed necessary, Lessee will inform Lessor and if desired, make available copies of permits including appendices for the Wabo, among other things (8.14).

Lessee itself must apply for permits for working with GMOs (Genetically Modified Organisms), nevertheless in consultation with the University Health, Safety and Environment Department.

Lessee is liable for violations when acting without required permit(s) and/or not acting in accordance with these permits unless a violation and/or not acting in accordance with the permits is committed by Lessor or a third party hired by Lessor.

Environmentally Hazardous Substances Act

8.12	The Lessee guarantees that, insofar as the Environmentally Hazardous Substances Act and/or corresponding decisions/regulations are applicable to the Lessee’s activities that occur in the leased object, it satisfies all the requirements set out in this law and any decisions/regulations and that it has complied and will comply with all the requirements and obligations as a result of this law and such decisions/regulations.

Lessee, insofar as it is obligated to do so based on Article 3 of the Environmentally Hazardous Substances Act, has made the required notification to the Minister of Housing, Spatial Planning and the Environment and insofar as it is obligated, Lessee has a permit based on the Environmentally Hazardous Substances Act.

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Animal Testing Act

8.13	In principle, tests on animals are not permitted. Tests on animals can be conducted where appropriate, and only after written consent from the Lessor. The Lessee must then guarantee that, insofar as the Animal Testing Act and/or corresponding decisions/regulations are applicable to the Lessee’s activities that occur in the leased object, it satisfies all the requirements set out in this law and any decisions/regulations and that it has complied and will comply with all the requirements and obligations as a result of this law and such decisions/regulations.

If the Lessee conducts tests on animals in the sense of the Animal Testing Act, it has obtains a permit for this purpose from the Minister of Public Health, Welfare and Sport.

Wet algemene bepalingen omgevingsrecht (Wabo) [Environmental Licensing Act]

8.14	In the context of the Environmental Licensing Act (Wabo), the Environmental Licence with reference HZ_WABO-14- 20927 has been granted for the Alexander Numan building on the Yalelaan 40-60 and the LSI on the Yalelaan 62 on 15 September 2015. The Lessee guarantees that it, insofar as the Wabo and/or corresponding decisions/regulations are applicable to the Lessee’s activities that occur in the Leased Object, satisfies all the requirements from this law and decisions/regulations and that it has complied and will comply with all the requirements and obligations as a result of this law and the decisions/regulations.

Nuclear Energy Act

8.15	The Lessee guarantees that, insofar as the Nuclear Energy Act and/or corresponding decisions/regulations are applicable to the Lessee’s activities that occur in the Leased Object, satisfies all the requirements set out in this law and any decisions/regulations and that it has complied and will comply with all the requirements and obligations as a result of this law and such decisions/regulations.

If Lessee prepares, transports, has in its possession, applies, brings or has delivered within or outside of Dutch territory, radioactive substances, or disposes itself of it, Lessee has obtained a permit for this purpose and Lessee is obligated to perform administration in that regard.

Access to the Leased Object

8.16	Lessor and all persons to be indicated by Lessor are entitled to enter the Leased Object with equipment necessary to do so at any time without prior consent from Lessee and to inspect inside as well as outside, when, in the Lessor’s opinion, there is a need for this purpose and where reasonably possible, with due observance of the restrictions and precautions that are required in accordance with the current licences. Lessor is entitled to check at any time whether Lessee satisfies the legal requirements and in that context, Lessee will provide the information required for that purpose to Lessor upon Lessor’s first request. Lessor will, if possible, first consult with Lessee in the event that access to the Leased Object is anticipated. Lessor will also ensure that, where applicable, only persons legally authorised for that purpose enter the Leased Object. Should prior consultation between Lessee and Lessor not have been possible, Lessor will inform Lessee afterwards about the access and the corresponding reasoning and background.

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Sublease

8.17	Subject to prior consent from Lessor, Lessee is prohibited from renting, subletting or relinquishing use of the leased object completely or partially to third parties, or from transferring the lease rights completely or partially to third parties or contributing them to a professional partnership or legal entity.

Violation of lease agreement provisions

8.18	Should either Lessee or Lessor act in conflict with any provision in this lease agreement and fail to remedy this within a period of 30 (thirty) days, or as sooner as is reasonably possible, then the other party is entitled to immediately terminate the lease agreement, without prejudice to the right of parties to claim fulfilment or dissolution, as well as damage compensation.

In addition to Article 6.7 General Provisions, Lessor is entitled to immediately terminate the lease agreement without prior notice of default, if the required permits and/or exemptions that Lessee requires in the execution of its activities in the lease object are lacking, have expired, are refused or are withdrawn.

Choice of applicable law

8.19	Dutch law is applicable to this lease agreement.

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Thus prepared and signed in duplicate.

Utrecht, dated	Utrecht, dated

(Lessor)	(Lessee)
Stichting Incubator Utrecht	Merus B.V.

O. Schoots	T. Logtenberg
Director	CEO

(Lessee)
Merus B.V.

S.J. Margetson
CFO

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